UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28829/July 22, 2009

_____
In the Matter of   :
                                          :
MASTER COMMODITY STRATEGIES LLC   :
800 Scudders Mill Rd.   :
Plainsboro, NJ 08536   :
                                          :
(811-21538)   :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Master Commodity Strategies LLC filed an application on May 29,
2009, requesting an order under section 8(f) of the Act declaring
that it has ceased to be an investment company.

On June 26, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28803). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary